UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

COMPUTER TASK GROUP, INCORPORATED

(Name of Subject Company)

COMPUTER TASK GROUP, INCORPORATED

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

205477102

(CUSIP Number of Class of Securities)

Peter Radetich

(Senior Vice President, General Counsel & Secretary)

300 Corporate Parkway

Suite 214N

Amherst, New York

716 882-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Amar Budarapu

Roger Bivans

Baker & McKenzie LLP

1900 North Pearl

Suite 1500

Dallas, TX 75201

United States

Tel: +1 214 978 3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Computer Task Group, Incorporated, a New York corporation (the “Company” or “CTG”), filed with the Securities and Exchange Commission (the “SEC”) on August 23, 2023 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Chicago Merger Sub, Inc., a New York corporation ( “Merger Sub”) and a wholly-owned subsidiary of Cegeka Groep NV, a Belgian limited liability company (“Cegeka” or “Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”) of the Company, other than Excluded Shares (as defined in the Agreement and Plan of Merger, dated August 23, 2023, among the Company, Cegeka and Merger Sub, the “Merger Agreement”) for (i) $10.50 per Share, net to the seller in cash (the “Offer Price”), without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 23, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Parent and Merger Sub with the SEC on August 23, 2023. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By adding the following paragraphs as a new subsection following the heading entitled “Item 8. Additional Information – Extension of the Offer”:

“Final Results of the Offer and Completion of Merger.

The Offer expired as scheduled at one minute after 11:59 p.m., Eastern Time, on December 12, 2023 (12:00 midnight, Eastern Time, on December 13, 2023). Computershare Trust Company, N.A. (the “Depositary and Paying Agent”) has advised Parent that, as of that time, 12,806,181 Shares had been validly tendered and not validly withdrawn in the Offer. Such tendered Shares represent approximately 73.79% of the outstanding Shares. In addition, 339,327 Shares were tendered through notices of guaranteed delivery in the form accompanying the Offer (“Notices of Guaranteed Delivery”) with respect to Shares that had not been delivered in settlement or satisfaction of such guarantees, representing approximately 1.96% of the outstanding Shares. Merger Sub has accepted for payment all Shares validly tendered and not validly withdrawn (other than Shares tendered through Notices of Guaranteed Delivery with respect to Shares that had not been delivered in settlement or satisfaction of such guarantees prior to such acceptance) and will promptly pay for such Shares in accordance with the terms of the Offer.

The number of Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were received but which Shares were not yet delivered) tendered satisfied the Minimum Condition (as defined in the Merger Agreement). As the Minimum Condition and each of the other conditions of the Offer have been satisfied (or waived), Merger Sub has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

On December 13, 2023, pursuant to the Merger Agreement, Merger Sub exercised the Top-Up Option pursuant to which the Company will issue 28,132,349 Shares (the “Top-Up Option Shares”) to Merger Sub for an aggregate purchase price of $295,389,662.52, representing a purchase price of $10.50 per Share. Merger Sub paid the purchase price for the Top-Up Option Shares in full by (i) delivery to the Company of $281,323.49 in cash and (ii) execution and delivery to the Company of a promissory note in the principal amount of $295,108,339.03 having terms as set forth in the Merger Agreement. The Top-Up Option Shares, when added to the Shares owned by Parent and Merger Sub at the time of the exercise of the Top-Up Option, will represent one Share more than 90% of the Shares outstanding on a fully-diluted basis immediately after the issuance of the Top-Up Option Shares. The Top-Up Option Shares will be issued as a private placement pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended.

Parent has advised the Company that Merger Sub intends to effect a short-form merger with the Company under the NYBCL. The Merger is expected to be consummated on December 13, 2023, at which time the Company will become a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, each Share that was issued and outstanding immediately prior to the Effective Time (other than Shares owned directly or indirectly by the Company, Parent or Merger Sub) will be converted automatically into the right to receive the Merger Consideration (subject to appraisal rights). The Depositary and Paying Agent will mail to the remaining former shareholders of the Company materials necessary to exchange their former Shares for such payment.

Parent has advised that, as promptly as practicable after the consummation of the Merger, it intends to cause all Shares to be delisted from NASDAQ and deregistered under the Exchange Act, after which the Company will no longer have reporting obligations under the Exchange Act.

On December 13, 2023, the Company and Cegeka issued a joint press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(1)(L) hereto and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9. Exhibits of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit below (a)(1)(K) as Exhibit (a)(1)(L):

Exhibit No.	Description

(a)(1)(L)	Joint Press Release, dated as of December 13, 2023 (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2023

COMPUTER TASK GROUP, INCORPORATED

By:	/s/ Peter P. Radetich
Name:	Peter P. Radetich
Title:	Senior Vice President, General Counsel & Secretary